FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Explanatory Note

This amendment on Form 6-K is being filed to amend the signature page to the Form 6-K filed with the Securities and Exchange Commission on January 16, 2007.  Luiz Fernando Rolla is currently the Chief Financial Officer and Investor Relations Officer of CEMIG and has executed the attached amendment.

Index

Item	Description of Item

1.	Summary of Decision of the 398th Meeting of the Board of Directors, December 14, 2006

2.	Summary of Principal Decisions of Meeting of the Board of Directors of Cemig Distribuição S.A., December 14, 2006

3.	Summary of Principal Decisions of Meeting of the Board of Directors of Cemig Geração e Transmissão, December 14, 2006

4.	Summary of Decision of the 400th Meeting of the Board of Directors, December 28, 2006

5.	Summary of Decision of the 401st Meeting of the Board of Directors, January 9, 2007

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISION OF THE 398TH MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on December 14, 2006, the Board of Directors of Companhia Energética de Minas Gerais – Cemig decided to grant annual paid leave to the Director-President.

CEMIG DISTRIBUIÇÃO S/A

Listed Company

CNPJ 06.981.180/0001-16

Summary of principal decisions

At its meeting held on December 14, 2006 the Board of Directors of Cemig Distribuição S.A. decided to authorize the following:

1.               Signing of an amendment to the performance contract with Efficientia S.A., Companhia Siderúrgica Pitangui S.A. and Rio Rancho Agropecuária S.A.

2.               Signing of technical cooperation agreement with the Procon – Consumer Defense Organization – of the state.

3.               Signing of a contract for use of the distribution system and of an amendment with Cemig GT and CVRD (Companhia Vale do Rio Doce) for the Funil Hydroelectric power plant.

4.               Signing of contract with Cemig GT for connection to the transmission system.

5.               Delegation of powers, until January 25, 2007, to enter into contracts for retail supply of electricity and reserve of demand, use of the distribution system, use of the transmission system with the ONS, connection to the distribution system, sharing of distribution infrastructure and agreements for execution of works in the electricity distribution system.

6.               Signing of amendment to Agreement No. CRT/DE/13000/2002 with INCRA (National Land Occupation and Land Reform Agency).

7.               Signing of amendment to Agreement No. CRT/MG/10000/2001 with INCRA (National Land Occupation and Land Reform Agency).

8.               Signing of amendment to the financing contract with Eletrobrás in relation to the Reluz project.

10.         Acquisition of material.

CEMIG GERAÇÃO E TRANSMISSÃO S/A

Listed company – CNPJ 06.981.176/0001-58.

Summary of principal decisions

At its meeting held on December 14, 2006, the Board of Directors of Cemig Geração e Transmissão decided to authorize:

1.               Signing of a contract for use of the distribution system, and amendment, with Cemig D and CVRD (Companhia Vale do Rio Doce) for the Funil hydroelectric plant.

2.               Signing of contract with Cemig D for connection to the transmission system.

3.               Delegation of powers, up to January 25, 2007, to enter into electricity purchase and sale contracts with free-consumer clients.

4.               Contracting of security guard services for plants.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 400TH MEETING OF THE BOARD OF DIRECTORS.

At its meeting of December 28, 2006, the Board of Directors of Companhia Energética de Minas Gerais – Cemig – decided to approve the following matters:

1.               Use of the tax credits arising from the assignment of the CRC Contract to the FIDC.

2.               Recalculation of the debtor balance of the instrument of assignment of the balance of the CRC, in accordance with the sole sub-paragraph of Clause One and the Valuation Opinion supported by a formal legal opinion.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 401ST MEETING OF THE BOARD OF DIRECTORS.

At its meeting held on January 9, 2007, the Board of Directors of Companhia Energética de Minas Gerais decided as follows:

a) Constitution of the Executive Board, as from January 9, 2007:

1.	Director-President and Director Vice-President:	Djalma Bastos de Morais

2.	Chief Generation and Transmission Officer:	Fernando Henrique Schuffner Neto

3.	Chief Planning, Projects and Construction Officer:	José Carlos de Mattos

4.	Chief Distribution and Sales Officer:	José Maria de Macedo

5.	Chief Financial and Investor Relations Officer:	Luiz Fernando Rolla

6.	Chief Corporate Management Officer:	Marco Antonio Rodrigues da Cunha

The members of the Board requested the Executive Officers to begin the formal process for creation of a Sales Manager’s Department to be headed by Mr. Bernardo Afonso Salomão de Alvarenga.

For information, we are publishing here the following summary CVs:

Djalma Bastos de Morais, Director-President of Cemig since 1999, was previously Vice-President of Petrobras Distribuidora (from 1995-1999), Brazilian Minister of Communications (1993-1994), and President of Telemig (1990-3). He has also been Operations Superintendent of Telemig (1973-4), Operations Director of Telemazon (1974-5), Operations Director of Telemat (1975-7), Assistant to the Operations Director of Telebrás (1978-81), and Head of Divisions and Departments of Telebrás from (1981-90). He has a degree in Communications Engineering from Instituto Militar de Engenharia (IME).

Bernardo Afonso Salomão de Alvarenga has been with Cemig since 1980. He has been General Manager of Wholesale Electricity Purchasing and Sales since 2006, and was Corporate Clients Commercial Relationship General Manager (2001-6), General Sales Manager for large clients (1998-2001), Major Clients Sales Operations Manager (1995-8), and Assistant Engineering Sales Manager for transmission clients from 1993 to 1995. He has a degree in electrical engineering from Minas Gerais Federal University (UFMG), awarded in 1978.

Fernando Henrique Schuffner Neto, Chief Generation and Transmission Officer, has been with Cemig since 1985. He has been General Executive Coordination Manager of the Light For Everyone program since 2004, and a member of the Board of Directors since 2002. He was President of the Cemig Employees’ Investments Club (CLIC) from 2002 to 2005. Among other posts with Cemig, he has been General Manager of the Teófilo Otoni region; General Distribution Planning and Coordination Manager; Superintendent for Coordination, Planning and Expansion of Distribution; and Market and Distribution Expansion Planning General Manager. He received his degree in electrical engineering from the PUC University of Minas Gerais in 1982.

José Carlos de Mattos, Chief Planning, Projects and Construction Officer, was previously Financial Director of the Minas Gerais Development Company (Codemig), and President of the Minas Gerais Social Security Foundation (Previminas). Previously, he was Regional Superintendent of the Federal Savings Bank (“Caixa”), in Minas Gerais, São Paulo and Rio de Janeiro; Director of the Inter-American Savings and Loan Bank (Biape); Vice-President of the Minas Gerais State Bank (Bemge), and Financial Director of the Federal Savings Bank (Caixa).

José Maria de Macedo has been Chief Distribution and Sales Officer of Cemig since 2003. Previously he was President of the Unienge engineering services cooperative, and has also held many posts in Cemig, including Chief Engineer of the Production and Transmission Group (1970-3), Chief Engineer of the Western Regional System in Divinópolis (1973-86), Chief Engineer of the Regional Systems Coordination Group (1986-90), and Superintendent of Transmission (1992-94). He has a degree in electrical engineering from Minas Gerais Federal University (UFMG).

Luiz Fernando Rolla, Chief Financial and Investor Relations Officer, has been with Cemig since 1974. He was recently named “Best IR Professional” by the Brazilian Association of Capital Market Investment Analysts and Professionals (Apimec) and by IR Magazine. As Investor Relations Manager of Cemig he was responsible for implementing the company’s Level I and Level II ADR programs on the New York Stock Exchange, and its Level I corporate governance status on the São Paulo Stock Exchange (Bovespa). As Cemig’s Superintendent of Financial Programming and Control he was responsible for coordination of long-term planning, budgeting control, costs analysis and several project finance transactions. He has a Degree in electrical engineering from Minas Gerais Federal University (UFMG).

Marco Antonio Rodrigues da Cunha, Chief Corporate Management Officer, was Agriculture Secretary of the State of Minas Gerais in 2006, President of the Minas Gerais Integrated Development Institute (Indi) from 1985 to 1999, and President of the Minas Gerais State Warehouses and Silos Company (Casemg) from 1991 to 1995. He has also been President of the Association of Employees of the Minas Gerais Development Bank (1988-90), President of the National Federation of Associations and Councils of Representatives of Official Banks (1988-90), and Manager of the Financial Division of the Minas Gerais Development Bank (1988-91). He received his degree in civil engineering from Minas Gerais Federal University (UFMG) in 1978.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Financial Officer and Investor Relations Officer

Date: January 17, 2007